FIRST SUPPLEMENTAL TRUST INDENTURE

This First Supplemental Trust Indenture is entered into as of the 26th day of April, 2007 among:

ENTERRA ENERGY TRUST, an open ended trust formed under the laws of the Province of Alberta and having its head office in the City of Calgary, in the Province of Alberta (hereinafter called the "Trust")

- and -

ENTERRA ENERGY CORP., a corporation existing under the laws of the Province of Alberta and having its head office in the City of Calgary, in the Province of Alberta (hereinafter called "EEC" or the "Corporation")

- and -

OLYMPIA TRUST COMPANY, a trust company incorporated under the laws of the Province of Alberta and having an office in the City of Calgary, in the Province of Alberta (hereinafter called the "Debenture Trustee")

WITNESSETH THAT:

WHEREAS the Trust, the Corporation and the Debenture Trustee entered into an indenture (the “Indenture”) dated November 21, 2006 to provide for the creation and issuance of debentures for investment purposes;

AND WHEREAS the Indenture provided for the immediate authorization for issuance of a first series of Debentures, referred to therein as the Initial Debentures and designated as "8.0% Convertible Unsecured Subordinated Debentures";

AND WHEREAS the Indenture provides that the Debenture Trustee may enter into indentures supplemental to the Indenture providing for the issue of Additional Debentures;

AND WHEREAS the Trust has determined, pursuant to Section 2.5 of the Indenture, to create and issue a second series of Additional Debentures to be designated as 8.25% convertible unsecured subordinated debentures (the “Second Debentures”) and to enter into this first supplemental indenture (this “Supplemental Indenture”) with the Debenture Trustee to provide for such creation and issuance of Second Debentures;

AND WHEREAS all necessary acts and proceedings have been done and taken and all necessary resolutions have been passed to authorize the execution and delivery of this Supplemental Indenture, to make the same effective and binding upon the Trust, and to make the Second Debentures, when authenticated or certified by the Debenture Trustee and issued as provided in the Indenture and this Supplemental Indenture, valid, binding and legal obligations of the Trust with the benefit and subject to the terms of the Indenture and this Supplemental Indenture;

AND WHEREAS the foregoing recitals, except for the immediately preceding recital, are made as representations and statements of fact by the Trust and not by the Debenture Trustee.

NOW THEREFORE it is hereby covenanted, agreed and declared as follows:

ARTICLE 1
DEFINITIONS AND AMENDMENTS TO INDENTURE

1.1

Definitions

All capitalized terms not defined herein shall have the meanings given to them in the Indenture.

1.2

Amendments to Indenture

This Supplemental Indenture is supplemental to the Indenture and the Indenture and the Supplemental Indenture shall hereafter be read together and shall have effect, so far as practicable, with respect to the Second Debentures as if all the provisions of the Indenture and this Supplemental Indenture were contained in one instrument. The Indenture is and shall remain in full force and effect with regards to all matters governing the Second Debentures, except as the Indenture is amended, superceded, modified or supplemented by this Supplemental Indenture.

ARTICLE 2
THE SECOND DEBENTURES

2.1

Form and Terms of Second Debentures

(a)

The Second Debentures authorized for issue immediately are limited to an aggregate principal amount of $40,000,000 and shall be designated as “8.25% Convertible Unsecured Subordinated Debentures”. However, but subject to the terms of the Indenture, additional Second Debentures may be issued pursuant to the Indenture after the date hereof.

(b)

The Second Debentures shall be dated as of April 26, 2007 and shall mature on June 30, 2012.

(c)

The Second Debentures shall bear interest from the date of issue at the rate of 8.25% per annum, payable in equal semi-annual payments in arrears on June 30 and December 31 in each year, the first such payment to fall due on December 31, 2007 and the last such payment to fall due on June 30, 2012, payable after as well as before maturity and after as well as before default, with interest on amounts in default at the same rate, compounded semi-annually. Notwithstanding the foregoing, the first interest payment will include accrued interest from and including the date hereof to, but excluding, December 31, 2007 and shall be $56.05 per $1,000 principal amount of Second Debentures.

(d)

The Second Debentures will be redeemable in accordance with the terms of Article 4 of the Indenture, provided that the Second Debentures will not be redeemable on or before June 30, 2010, except in the event of the satisfaction of certain conditions after a Change of Control has occurred as outlined herein. On and after July 1, 2010 and on or before June 30, 2011, the Second Debentures may be redeemed at the option of the Trust in whole or in part from time to time on notice as provided for in Section 4.3 of the Indenture at a Redemption Price equal to $1,050 per $1,000 principal amount of Second Debentures and, in addition thereto, at the time of redemption, the Trust shall pay to the holder accrued and unpaid interest and otherwise on the terms and conditions described in the Indenture. On and after July 1, 2011 and prior to maturity, the Second Debentures may be redeemed at the option of the Trust in whole or in part from time to time on notice as provided for in Section 4.3 of the Indenture at a Redemption Price of $1,025 per $1,000 principal amount of Second Debentures, and, in addition thereto, at the time of redemption, the Trust shall pay to the holder accrued and unpaid interest. The Redemption Notice for the Second Debentures shall be substantially in the form of Schedule B to the Indenture, subject to such revisions, additions or deletions as are required to give effect to this Supplemental Indenture and the terms of the Second Debentures. In connection with the redemption of the Second Debentures, the Trust may, at its option and subject to the provisions of Section 4.6 of the Indenture and subject to regulatory approval, elect to satisfy its obligation to pay all or a portion of the applicable Redemption Price of the Second Debentures to be redeemed by issuing and delivering to the holders of such Second Debentures, such number of Freely Tradeable Trust Units as is obtained by dividing the Redemption Price by 95% of the Current Market Price in effect on the Redemption Date. If the Trust elects to exercise such option, it shall so specify and provide details in the Redemption Notice.

(e)

The Second Debentures will be subordinated to the Senior Indebtedness of the Trust in accordance with the provisions of Article 5 of the Indenture.

(f)

Upon and subject to the provisions and conditions of Article 6 of the Indenture, the holder of each Second Debenture shall have the right at such holder’s option at any time when the register of the Debenture Trustee is open, prior to the close of business on the earlier of the day the Second Debentures mature and the Business Day immediately preceding the date specified by the Trust for redemption of the Second Debentures by notice to the holders of Second Debentures in accordance with Section  of this Supplemental Indenture and Section 4.3 of the Indenture (the earlier of which will be the “Time of Expiry” for the purposes of Article 6 of the Indenture in respect of the Second Debentures), to convert the whole or, in the case of a Second Debenture of a denomination in excess of $1,000, any part which is $1,000 or an integral multiple thereof, of the principal amount of such Second Debenture into Trust Units at the Conversion Price in effect on the Date of Conversion.

The Conversion Price in effect on the date hereof for each Trust Unit to be issued upon the conversion of Second Debentures shall be equal to $6.80 such that approximately 147.0588 Trust Units shall be issued for each $1,000 principal amount of Second Debentures so converted.  No adjustment in the number of Trust Units to be issued upon conversion will be made for distributions on Trust Units issuable upon conversion or for interest accrued on the Second Debentures which are surrendered for conversion; however, holders converting their Second Debentures will receive all interest which has accrued to but excluding the Date of Conversion which has not been paid.

The Conversion Price applicable to and the Trust Units, securities or other property receivable on the conversion of the Second Debentures is subject to adjustment pursuant to Section 6.5 of the Indenture.

(g)

On maturity of the Second Debentures, the Trust may, at its option and subject to the provisions of Section 4.10 of the Indenture and subject to regulatory approval, elect to satisfy its obligation to pay all or a portion of the aggregate principal amount of the Second Debentures due on maturity by issuing and delivering to the holders of Second Debentures Freely Tradeable Trust Units pursuant to Section 4.10 of the Indenture. If the Trust elects to exercise such option, it shall deliver a maturity notice (the “Maturity Notice”) to the holders (“Second Debentureholders”) of the Second Debentures in the form of Schedule C of the Indenture, subject to such revisions, additions or deletions as are required to give effect to this Supplemental Indenture and the terms of the Second Debentures.

(h)

 The Second Debentures shall be issued in denominations of $1,000 and integral multiples of $1,000 and the Debenture Trustee is hereby appointed as registrar and transfer agent for the Second Debentures. Each Second Debenture and the certificate of the Debenture Trustee endorsed thereon shall be issued in substantially the form set out in Schedule A to this Supplemental Indenture, with such insertions, omissions, substitutions or other variations as shall be required or permitted by the Indenture and this Supplemental Indenture and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of the Indenture or this Supplemental Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by the director or officer of EEC (on behalf of the Trust) executing such Second Debenture in accordance with Section 2.7 of the Indenture, as conclusively evidenced by their execution of a Second Debenture. Each Second Debenture shall additionally bear such distinguishing letters and numbers as the Debenture Trustee shall approve. Notwithstanding the foregoing, a Second Debenture may be in such other form or forms as may, from time to time, be approved by a resolution of the directors of EEC, on behalf of the Trust, or as specified in an Officers’ Certificate. The Second Debentures may be engraved, lithographed, printed, mimeographed or typewritten or partly in one form and partly in another.

The Second Debentures shall be issued as Global Debentures and the Depository for the Second Debentures shall be CDS Clearing and Depository Services Inc. The Global Debentures shall be registered in the name of the Depository (or any nominee of the Depository). No beneficial holder will receive definitive certificates representing their interest in Second Debentures except as provided in Section 3.2 of the Indenture. A Global Debenture may be exchanged for Second Debentures in registered form that are not Global Debentures, or transferred to and registered in the name of a person other than the Depository for such Global Debentures or nominee thereof as provided in Section 3.2 of the Indenture.

(i)

Upon and subject to Article 10 of the Indenture, the Trust may elect, from time to time, to satisfy all or part of its Interest Obligation on the Second Debentures on any Interest Payment Date by delivering Trust Units to the Debenture Trustee.

(j)

Upon the occurrence of a Change of Control and subject to the provisions and conditions of this Section , the Trust shall be obligated to offer to purchase all of the Second Debentures. The terms and conditions of such obligation are set forth below:

(i)

Within 30 days following the occurrence of a Change of Control, the Trust shall deliver to the Debenture Trustee, and the Debenture Trustee shall promptly deliver to the holders of the Second Debentures, a notice stating that there has been a Change of Control and specifying the circumstances surrounding such event (a “Change of Control Notice”) together with an offer in writing (the “Buyout Offer”) to purchase all the outstanding Second Debentures made in accordance with the requirements of Applicable Securities Legislation at a price equal to 101% of the principal amount thereof (the “Offer Price”) plus accrued and unpaid interest, if any, on such Second Debentures up to, but excluding, the date of acquisition by the Trust or a related party of such Debentures (collectively, the “Total Offer Price”) which Buyout Offer shall, unless otherwise provided under Applicable Securities Legislation, be open for acceptance thereof for a period of not less than 35 days and not more than 60 days and shall provide for payment to all Second Debentureholders who accept the Buyout Offer not later than the 60th day after the making of the Buyout Offer.  To accept the Buyout Offer, a Debentureholder must deliver to the Debenture Trustee, not less than five Business Days prior to the date of expiry of the Buyout Offer, written notice of such acceptance, together with the Second Debentures tendered for purchase pursuant to the Buyout Offer, or accept the Buyout Offer in such other manner as is specified in the Buyout Offer.

(ii)

If 90% or more in aggregate principal amount of Second Debentures outstanding on the date the Trust provides the Change of Control Notice to the Debenture Trustee have been tendered for purchase pursuant to the Buyout Offer on the expiration thereof, the Trust has the right and obligation upon written notice provided to the Debenture Trustee within 10 days following the expiration of the Buyout Offer, to redeem and shall redeem all the Second Debentures remaining outstanding on the expiration of the Buyout Offer at the Total Offer Price (the “90% Redemption Right”).

(iii)

Upon receipt of notice that the Trust has exercised or is exercising the 90% Redemption Right and is acquiring the remaining Second Debentures, the Debenture Trustee shall promptly provide written notice to each Second Debentureholder that did not previously accept the Buyout Offer that:

(A)

the Trust has exercised the 90% Redemption Right and is purchasing all outstanding Second Debentures effective on the expiry of the Buyout Offer at the Total Offer Price, and shall include a calculation of the amount payable to such holder as payment of the Total Offer Price;

(B)

each such holder must transfer their Second Debentures to the Debenture Trustee on the same terms as those holders that accepted the Buyout Offer and must send their respective Second Debentures, duly endorsed for transfer, to the Debenture Trustee within 10 days after the sending of such notice; and

(C)

the rights of such holder under the terms of the Second Debentures and the Indenture cease effective as of the date of expiry of the Buyout Offer provided the Trust has, on or before the time of notifying the Debenture Trustee of the exercise of the 90% Redemption Right, paid the Total Offer Price to, or to the order of, the Debenture Trustee and thereafter the Second Debentures shall not be considered to be outstanding and the holder shall not have any right except to receive such holder’s Total Offer Price upon surrender and delivery of such holder’s Second Debentures in accordance with the Indenture.

(iv)

The Trust shall, on or before 11:00 a.m. (Calgary time) on the Business Day immediately following the expiry of the Buyout Offer, deposit with the Debenture Trustee or any paying agent to the order of the Debenture Trustee, such sums of money as may be sufficient to pay the Total Offer Price of the Second Debentures to be purchased or redeemed by the Trust on the expiry of the Buyout Offer. The Trust shall also deposit with the Debenture Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Debenture Trustee in connection with such purchase and/or redemption, as the case may be. Every such deposit shall be irrevocable. From the sums so deposited, the Debenture Trustee shall pay or cause to be paid to the holders of such Second Debentures, the Total Offer Price to which they are entitled on the Trust’s purchase or redemption.  Payment of funds to the Debenture Trustee shall be made by electronic transfer or certified cheque or pursuant to such other arrangements for the provision of funds as may be agreeable between the Trust and the Debenture Trustee in order to effect payments to be made hereunder.

(v)

In the event that one or more of such Second Debentures being purchased in accordance with this Section  becomes subject to purchase in part only, upon surrender of such Second Debentures for payment of the Total Offer Price, the Trust shall execute and the Debenture Trustee shall certify and deliver without charge to the holder thereof or upon the holder’s order, one or more new Second Debentures for the portion of the principal amount of the Second Debentures not purchased.

(vi)

Second Debentures for which holders have accepted the Buyout Offer and Second Debentures which the Trust has elected to redeem in accordance with this Section  shall become due and payable at the Total Offer Price on the date of expiry of the Buyout Offer, in the same manner and with the same effect as if it were the date of maturity specified in such Second Debentures, anything therein, in the Indenture or herein to the contrary notwithstanding, and from and after such date of expiry of the Buyout Offer, if the money necessary to purchase or redeem the Second Debentures shall have been deposited as provided in this Section  and affidavits or other proofs satisfactory to the Debenture Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest on the Second Debentures shall cease. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Debenture Trustee whose decision shall be final and binding upon all parties in interest.

(vii)

In case the holder of any Second Debenture to be purchased or redeemed in accordance with this Section  shall fail on or before the date of expiry of the Buyout Offer so to surrender such holder’s Second Debenture or shall not within such time accept payment of the monies payable, or give such receipt therefor, if any, as the Debenture Trustee may require, such monies may be set aside in trust, either in the deposit department of the Debenture Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Second Debentureholder of the sum so set aside and the Second Debentureholder shall have no other right except to receive payment of the monies so paid and deposited, upon surrender and delivery up of such holder’s Second Debenture. In the event that any money required to be deposited hereunder with the Debenture Trustee or any depository or paying agent on account of principal, premium, if any, or interest, if any, on Second Debentures issued hereunder shall remain so deposited for a period of six years from the date of expiry of the Buyout Offer, then such monies, together with any accumulated interest thereon, shall at the end of such period be paid over or delivered over by the Debenture Trustee or such depository or paying agent to the Trust and the Debenture Trustee shall not be responsible to Second Debentureholders for any amounts owing to there. Notwithstanding the foregoing, the Debenture Trustee will pay any remaining funds deposited hereunder prior to the expiry of six years after the date of expiry of the Buyout Offer to the Trust upon receipt from the Trust, or one of its Subsidiaries, of an unconditional letter of credit from a Canadian chartered bank in an amount equal to or in excess of the amount of the remaining funds. If the remaining funds are paid to the Trust prior to the expiry of six years after the date of expiry of the Buyout Offer, the Trust shall reimburse the Debenture Trustee for any amounts required to be paid by the Debenture Trustee to a holder of a Second Debenture pursuant to the Buyout Offer after the date of such payment of the remaining funds to the Trust but prior to six years after the date of expiry of the Buyout Offer.

(viii)

Subject to the provisions above related to Second Debentures purchased in part, all Second Debentures redeemed and paid under this Section  shall forthwith be delivered to the Debenture Trustee and cancelled and no Second Debentures shall be issued in substitution therefor.

(k)

The Debenture Trustee shall be provided with the documents and instruments referred to in Sections 2.5(b), (c) and (d) of the Indenture with respect to the Second Debentures prior to the issuance of the Second Debentures.

ARTICLE 3
ADDITIONAL MATTERS

3.1

Confirmation of Indenture

The Indenture, as amended and supplemented by this Supplemental Indenture, is in all respects confirmed.

3.2

Acceptance of Trusts

The Debenture Trustee hereby accepts the trusts in this Supplemental Indenture declared and provided for and agrees to perform the same upon the terms and conditions and subject to the provisions set forth in the Indenture.

3.3

Governing Law

This Supplemental Indenture and the Second Debentures shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated, in all respects, as Alberta contracts.

3.4

Further Assurances

The parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Supplemental Indenture, and each party shall provide such further documents or instruments required by the other party as may be reasonably necessary or desirable to effect the purpose of this Supplemental Indenture and carry out its provisions.

3.5

Contracts of the Trust

The parties hereby acknowledge that in addition to entering into this Supplemental Indenture on its own behalf, EEC is entering into this Supplemental Indenture on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon EEC or any of the registered or beneficial unitholders of the Trust, or any annuitant under a plan of which a unitholder of the Trust acts as trustee or carrier, and resort shall not be had to, nor shall recourse or satisfaction be sought from, any of such persons or the private property of any such persons. Any recourse against the Trust or any of the aforementioned persons in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Indenture relates, if any, including, without limitation, claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund, as defined in the amended and restated trust indenture between Olympia Trust Company, as trustee, Luc Chartrand, as settler, and EEC made as of November 29, 2003, as amended from time to time.

3.6

Counterparts

This Supplemental Indenture may be executed by the parties in separate counterparts each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

ENTERRA ENERGY TRUST, by ENTERRA ENERGY CORP.
By:	"E. Keith Conrad"

ENTERRA ENERGY CORP.
By:	"Victor Roskey"

OLYMPIA TRUST COMPANY
By:	"Dean Naugler"
By:	"W. Anne DeWaele"

SCHEDULE ""

TO THE FIRST SUPPLEMENTAL TRUST INDENTURE TO THE TRUST INDENTURE
AMONG ENTERRA ENERGY TRUST, ENTERRA ENERGY CORP. AND

OLYMPIA TRUST COMPANY

FORM OF DEBENTURE

This Second Debenture is a Global Debenture within the meaning of the Indenture herein referred to and is registered in the name of a Depository or a nominee thereof. This Second Debenture may not be transferred to or exchanged for Second Debentures registered in the name of any person other than the Depository or a nominee thereof and no such transfer may be registered except in the limited circumstances described in the Indenture. Every Second Debenture authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of, this Second Debenture shall be a Global Debenture subject to the foregoing, except in such limited circumstances described in the Indenture.

Unless this Second Debenture is presented by an authorized representative of CDS Clearing and Depository Services Inc. ("CDS") to the Issuer or its agent for registration of transfer, exchange or payment, and any Second Debenture issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & CO. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since as the registered holder hereof, CDS & CO. has an interest herein.

 CUSIP 29381PAB8
No. ● $●

ENTERRA ENERGY TRUST

(A TRUST GOVERNED BY THE LAWS OF ALBERTA)

8.25% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURE
DUE JUNE 30, 2012

Enterra Energy Trust (the "Trust") for value received hereby acknowledges itself indebted and, subject to the provisions of the Trust Indenture (the "Indenture") dated as of November 21, 2006 as supplemented by a first supplemental indenture dated as of April 26, 2007 among the Trust, Enterra Energy Corp. and Olympia Trust Company (the "Debenture Trustee"), promises to pay to:

**(REGISTRATION)**

 the registered holder hereof on the maturity date of this Second Debenture, as hereinafter described, or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture the principal sum of ● Dollars ($●) in lawful money of Canada on presentation and surrender of this Second Debenture at the main branch of the Debenture Trustee in Calgary, Alberta or Toronto, Ontario in accordance with the terms of the Indenture. This Second Debenture shall mature on June 30, 2012 (the "Maturity Date"). Subject as hereinafter provided, the Trust further promises to pay interest on the principal amount hereof from the date hereof, or from the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever is later, at the rate of 8.25% per annum, in like money, in equal semi-annual payments in arrears (less any tax required by law to be deducted) on June 30 and December 31 in each year commencing on December 31, 2007 and, should the Trust at any time make default in the payment of any principal or interest, to pay interest on the amount in default at the same rate, in like money and on the same dates. The first interest payment payable on December 31, 2007 shall be in the amount of $56.05 per $1,000 principal amount of Second Debentures.

Interest hereon shall be payable by cheque mailed by prepaid ordinary mail or by electronic transfer of funds to the registered holder hereof and, subject to the provisions of the Indenture, the mailing of such cheque or electronic transfer of funds, as the case may be, shall, to the extent of the sum represented thereby (plus the amount of any tax withheld), satisfy and discharge all liability for interest on this Second Debenture.

This Second Debenture is one of the 8.25% Convertible Unsecured Subordinated Debentures (referred to herein as the "Second Debentures") of the Trust issued or issuable in one or more series under the provisions of the Indenture. The Second Debentures authorized for issue immediately are limited to an aggregate principal amount of $40,000,000 in lawful money of Canada. However, but subject to the terms of the Indenture, additional Second Debentures may be issued pursuant to the Indenture after the date hereof. Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which the Second Debentures are or are to be issued and held and the rights and remedies of the holders of the Second Debentures and of the Trust and of the Debenture Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this Second Debenture by acceptance hereof assents.

The Second Debentures are issuable only in denominations of $1,000 and integral multiples thereof. Upon compliance with the provisions of the Indenture, Second Debentures of any denomination may be exchanged for an equal aggregate principal amount of Second Debentures in any other authorized denomination or denominations.

The whole, or if this Second Debenture is a denomination in excess of $1,000, any part which is $1,000 or an integral multiple thereof, of the principal of this Second Debenture is convertible, at the option of the holder hereof, upon surrender of this Second Debenture at the principal office of the Debenture Trustee in Calgary, Alberta or Toronto, Ontario, at any time prior to the close of business on the Maturity Date or, if this Second Debenture is called for redemption on or prior to such date, then up to but not after the close of business on the last Business Day immediately preceding the date specified for redemption of this Second Debenture, into Trust Units (without adjustment for interest accrued hereon or for dividends or distributions on Trust Units issuable upon conversion) at a conversion price of $6.80 (the "Conversion Price") per Trust Unit, being a rate of approximately 147.0588 Trust Units for each $1,000 principal amount of Second Debentures, all subject to the terms and conditions and in the manner set forth in the Indenture. The Indenture makes provision for the adjustment of the Conversion Price in the events therein specified. No fractional Trust Units will be issued on any conversion but in lieu thereof, the Trust will satisfy such fractional interest by a cash payment equal to the market price of such fractional interest determined in accordance with the Indenture.

This Second Debenture may be redeemed at the option of the Trust on the terms and conditions set out in the Indenture at the redemption price therein and herein set out provided that this Second Debenture is not redeemable on or before June 30, 2010, except in the event of the satisfaction of certain conditions after a Change of Control has occurred. On and after July 1, 2010 and on or before June 30, 2011, the Second Debentures may be redeemed at the option of the Trust at a price equal to $1,050 per $1,000 principal amount of Second Debentures and, in addition thereto, at the time of redemption, the Trust shall pay to the holder accrued and unpaid interest and otherwise on the terms and conditions described in the Indenture.

On and after July 1, 2011 and prior to maturity, the Second Debentures may be redeemed at the option of the Trust at a price of $1,025 per $1,000 principal amount of Second Debentures, and, in addition thereto, at the time of redemption, the Trust shall pay to the holder accrued and unpaid interest. The Trust may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval, elect to satisfy its obligation to pay all or a portion of the applicable Redemption Price by the issue of that number of Freely Tradeable Trust Units obtained by dividing the applicable Redemption Price by 95% of the weighted average trading price of the Trust Units on the Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth trading day preceding the Redemption Date.

Upon the occurrence of a Change of Control of the Trust, the Trust is required to make an offer to purchase all of the Second Debentures at a price equal to 101% of the principal amount of such Second Debentures plus accrued and unpaid interest (if any) up to, but excluding, the date the Second Debentures are so repurchased (the "Buyout Offer"). If 90% or more of the principal amount of all Second Debentures outstanding on the date the Trust provides notice of a Change of Control to the Debenture Trustee have been tendered for purchase pursuant to the Buyout Offer, the Trust has the right to redeem and shall redeem all the remaining outstanding Second Debentures on the same date and at the same price.

If an Offer for all of the outstanding Debentures is made and 90% or more of the principal amount of all the Debentures (other than Debentures held at the date of the takeover bid by or on behalf of the Offeror, Associates or Affiliates of the Offeror or anyone acting jointly or in concert with the Offeror) are taken up and paid for by the Offeror, the Offeror will be entitled to acquire the Debentures of those holders who did not accept the Offer on the same terms as the Offeror acquired the first 90% of the principal amount of the Debentures.

The Trust may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval, elect to satisfy the obligation to repay all or any portion of the principal amount of this Second Debenture due on the Maturity Date by the issue of that number of Freely Tradeable Trust Units obtained by dividing the principal amount of this Second Debenture to be paid for in Trust Units pursuant to the exercise by the Trust of the Unit Repayment Right by 95% of the weighted average trading price of the Trust Units on the Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth trading day preceding the Maturity Date.

The indebtedness evidenced by this Second Debenture, and by all other Second Debentures now or hereafter certified and delivered under the Indenture, is a direct unsecured obligation of the Trust, and is subordinated in right of payment, to the extent and in the manner provided in the Indenture, to the prior payment of all Senior Indebtedness (including any indebtedness to trade creditors), whether outstanding at the date of the Indenture or thereafter created, incurred, assumed or guaranteed.

The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

The Indenture contains provisions making binding upon all holders of Debentures outstanding thereunder (or in certain circumstances specific series of Debentures) resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Debentures outstanding (or specific series), which resolutions or instruments may have the effect of amending the terms of this Second Debenture or the Indenture.

The Indenture contains provisions disclaiming any personal liability on the part of holders of Trust Units, officers and directors of Enterra Energy Corp. or the trustee, manager and other agents of the Trust in respect of any obligation or claim arising out of the Indenture or this Second Debenture.

This Second Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal office of the Debenture Trustee in Calgary, Alberta or Toronto, Ontario and in such other place or places and/or by such other registrars (if any) as the Trust with the approval of the Debenture Trustee may designate. No transfer of this Second Debenture shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Debenture Trustee or other registrar, and upon compliance with such reasonable requirements as the Debenture Trustee and/or other registrar may prescribe and upon surrender of this Second Debenture for cancellation. Thereupon a new Second Debenture or Second Debentures in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This Second Debenture shall not become obligatory for any purpose until it shall have been certified by the Debenture Trustee under the Indenture.

If any of the provisions of this Second Debenture are inconsistent with the provisions of the Indenture, the provisions of the Indenture shall take precedence and govern.  Capitalized words or expressions used in this Second Debenture shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture.

IN WITNESS WHEREOF Enterra Energy Trust has caused this Second Debenture to be signed by its authorized representatives as of the 26th day of April, 2007.

ENTERRA ENERGY TRUST, by ENTERRA ENERGY CORP.
By:

This Second Debenture is one of the 8.25% Convertible Unsecured Subordinated Debentures due June 30, 2012 referred to in the Indenture within mentioned.

OLYMPIA TRUST COMPANY
By:
(Authorized Officer)

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto __________________________________, whose address and social insurance number, if applicable, are set forth below, this Second Debenture (or $______________ principal amount hereof*) of Enterra Energy Trust standing in the name(s) of the undersigned in the register maintained by the Trust with respect to such Second Debenture and does hereby irrevocably authorize and direct the Debenture Trustee to transfer such Second Debenture in such register, with full power of substitution in the premises.

Dated:
Address of Transferee:
(Street Address, City, Province and Postal Code)
Social Insurance Number of Transferee, if applicable:

*If less than the full principal amount of the within Second Debenture is to be transferred, indicate in the space provided the principal amount (which must be $1,000 or an integral multiple thereof, unless you hold a Second Debenture in a non-integral multiple of 1,000 by reason of your having exercised your right to exchange upon the making of an Offer, in which case such Second Debenture is transferable only in its entirety) to be transferred.

1.

The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Second Debenture in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Canadian chartered bank or trust company or by a member of an acceptable Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: "SIGNATURE GUARANTEED".

2.

The registered holder of this Second Debenture is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Second Debenture.

Signature of Guarantor:

Authorized Officer	Signature of transferring registered holder

Name of Institution

SCHEDULE ""

TO THE FIRST SUPPLEMENTAL TRUST INDENTURE TO THE TRUST INDENTURE
AMONG ENTERRA ENERGY TRUST, ENTERRA ENERGY CORP. AND
OLYMPIA TRUST COMPANY

FORM OF REDEMPTION NOTICE

ENTERRA ENERGY TRUST

8.25% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

REDEMPTION NOTICE

To:

Holders of 8.25% Convertible Unsecured Subordinated Debentures (the "Debentures") of Enterra Energy Trust (the "Trust")

Note:

All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.3 of the trust indenture (the "Indenture") dated as of November 21, 2006 as supplemented by a first supplemental indenture dated as of April 26, 2007 among the Trust, Enterra Energy Corp. and Olympia Trust Company (the "Debenture Trustee"), that the aggregate principal amount of $● of the $● of Debentures outstanding will be redeemed as of ● (the "Redemption Date"), upon payment of a redemption amount of $● for each $1,000 principal amount of Debentures, being equal to the aggregate of (i) $● (the "Redemption Price"), and (ii) all accrued and unpaid interest hereon to but excluding the Redemption Date (collectively, the "Total Redemption Price").

The Total Redemption Price will be payable upon presentation and surrender of the Debentures called for redemption at the following corporate trust office:

Olympia Trust Company

Suite 2300, 125 - 9th Avenue S.E.

Calgary, Alberta  T2G 0P6

Attention: Corporate Trust

The interest upon the principal amount of Debentures called for redemption shall cease to be payable from and after the Redemption Date, unless payment of the Total Redemption Price shall not be made on presentation for surrender of such Debentures at the above-mentioned corporate trust office on or after the Redemption Date or prior to the setting aside of the Total Redemption Price pursuant to the Indenture.

[Pursuant to Section 4.6 of the Indenture, the Trust hereby irrevocably elects to satisfy its obligation to pay to the holders of Debentures $• of the Redemption Price payable to holders of Debentures in accordance with this notice by issuing and delivering to the holders that number of Freely Tradeable Trust Units obtained by dividing the Redemption Price by 95% of the then Current Market Price of the Trust Units.]

No fractional Trust Units shall be delivered upon the exercise by the Trust of the above-mentioned redemption right but, in lieu thereof, the Trust shall pay the cash equivalent thereof determined on the basis of the Current Market Price of Trust Units on the Redemption Date (less any tax required to be deducted, if any).

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In this connection, upon presentation and surrender of the Debentures for payment on the Redemption Date, the Trust shall, on the Redemption Date, make the delivery to the Debenture Trustee, at the above-mentioned corporate trust office, for delivery to and on account of the holders, of certificates representing the Freely Tradeable Trust Units to which holders are entitled together with the cash equivalent in lieu of fractional Trust Units, cash for all accrued and unpaid interest up to, but excluding, the Redemption Date, and, if only a portion of the Debentures are to be redeemed by issuing Freely Tradeable Trust Units, cash representing the balance of the Redemption Price.

DATED:

ENTERRA ENERGY TRUST, by ENTERRA ENERGY CORP.
(Authorized Director or Officer of Enterra Energy Corp.)

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